VIA FACSIMILE AND U.S. MAIL


February 10, 2006

Daniel P. Gorey
Chief Financial Officer
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601

	RE:	Form 10-K for Fiscal Year Ended June 30, 2005
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 1-8123

Dear Mr. Gorey:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 3. Legal Proceedings, Page 10

2. Because you have separated the BEDINGER V. THE MILLS CORP. issue from your assertion as to materiality, it is unclear whether you are indicating that it is reasonably possible that the injury case could be material. We also note no further disclosures regarding this case.
Please provide us with a comprehensive description of the underlying facts, and explain your view as to merit. Tell us whether your insurance company has accepted full responsibility. In addition, notwithstanding your views as to merit, tell us whether it is reasonably possible that this could have a material impact on your financial condition, operations, or liquidity.

Liquidity and Capital Resources, page 18

Off-Balance Sheet Arrangements and Contractual Obligations, page
19

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of pension benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Note 14 - Guarantees, Commitments and Contingent Liabilities, page
46

Product Warranty Liability, page 47

4. We note that you had substantial expenditures related to product warranty liabilities in 2005. We also note that you had a significant downward adjustment to the provision for the year. Please explain the details of these payments and the related product(s) and the analysis supporting the decrease in the provision. Tell us how you recorded the reduction in the accrual. Provide us with the amount of warranty expenditures from 7/1/2005 through the date of your response.

Legal, page 47

5. You indicate that the amount of liability, if any, arising from legal actions should not have a material effect on the Company`s results of operations, financial condition or cash flows. However, as noted above, because you separated the BEDINGER V. THE MILLS CORP. issue from your assertion as to materiality, on page 10, it is unclear whether you are including that case in your materiality assertion. Please advise regarding this and the other information requested above.




Note 16, Industry Segments, page 48

6. Your reportable segments are based on the similarity of products and are aggregations of smaller operating units. Financial information is regularly evaluated in determining resource allocation and assessing performance based on operating income and other measures of the units. In order for us to better understand your segment disclosures, please identify your operating segments and provide the operating income for each year presented. Such information should be derived (or directly provided) from your internal management reports.
We realize that we asked you about this subject a little over four years ago however we note that you have made certain acquisitions in the subsequent years which have impacted your operations significantly. You may also continue to acquire other businesses, as noted on page 20.

Form 10-Q for the Period Ended September 30, 2005

Other Commitments, page 13

7. Please tell us more about the settlement with the Sellers of Peek
Traffic. Specifically:

- Tell us the underlying reasons for the claim;
- Tell us when the issues surrounding this claim originated. In other words, provide us with a timeline of events;
- Tell us the gross total legal expenses associated with this claim;
- Tell us the gross total cash settlement paid;
- We note that you netted the gain in SG&A. Tell us what consideration you gave to this classification.

Item 4. Controls and Procedures, page 22

8. Please continue to update the progress of the remediation of your material control weakness. We assume that it will eventually represent a reportable change in internal control over financial reporting.

ITEM 1. Legal Proceedings, page 24

9. Tell us more about the complaint filed against the sellers of UST.
Specifically:

- Explain in better detail the underlying reasons for the claim;
- Explain the basis for your claim amount;
- Explain the OEM agreement and the basis for their claim against you;
- Describe the impact that this issue has had on your ongoing operations;
- Tell us whether it is reasonably possible that the claim against you could be material.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								John Hartz
      Senior Assistant
      Chief Accountant

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Mr. Daniel P. Gorey
February 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE